Exhibit (a)(1)(v)

Forms of Letters from the Fund
to Investors in Connection with Acceptance of Offers of Tender

A&Q Long/Short Strategies Fund LLC

This letter is being sent to you if you tendered interests in the Fund.

Dear Investor:

A&Q Long/Short Strategies Fund LLC (the "Fund") has received and accepted your tender request.

Because you tendered limited liability company interests in the Fund (the "Interests"), a promissory note is being held on your behalf by the Fund's Administrator, BNY Mellon Investment Servicing (US) Inc. ("BNY"), as payment of your tender proceeds. Unless the tender offer has been oversubscribed, the promissory note, in the amount of 100% of the amount requested, will be paid as cash becomes available to the Fund, and is expected to be paid, in one or more installments, in full within 60 days after June 30, 2021.

In the event that it is later determined, subsequent to the tender offer's valuation date of June 30, 2021, that the tender offer was oversubscribed, the amount of the promissory note issued to you may be reduced in accordance with the terms of the Offer to Purchase to reflect your proportional share of the aggregate tender offer amounts payable by the Fund.

You will remain an investor in the Fund with respect to the Interest that you did not tender, and any portion of your requested tender that is not purchased as a result of any oversubscription.

Payments of cash in respect of the promissory note will be wired directly into your UBS Financial Services brokerage account if you have a UBS Financial Services account. If you do not have a UBS Financial Services account, the cash payments will be mailed in the form of a check directly to you at your mailing address as listed in the Fund's records.

Should you have any questions, please feel free to contact BNY at (877) 431-1973.

Sincerely,

A&Q Long/Short Strategies Fund LLC

A&Q Long/Short Strategies Fund LLC

This letter is being sent to you if you tendered interests in the Fund – Payment of Cash Amount.

Dear Investor:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from the repurchase of [a portion of] your investment in A&Q Long/Short Strategies Fund LLC (the "Fund").

Because you tendered limited liability company interests in the Fund, you have previously been issued a promissory note entitling you to receive 100% of the repurchase price [(as adjusted for pro ration caused by oversubscription of the tender offer)] based on the unaudited net asset value of the Fund, determined as of June 30, 2021, in accordance with the terms of the tender offer. A cash payment of approximately [__]% of the repurchase price is being wired directly into your UBS Financial Services brokerage account at this time if you have a UBS Financial Services account. If you do not have a UBS Financial Services account, this cash payment is enclosed in the form of a check. [Any balance remaining on the promissory note will be paid in one or more additional installments as soon as practicable hereafter.]

Should you have any questions, please feel free to contact the Fund's Administrator, BNY Mellon Investment Servicing (US) Inc., at (877) 431-1973.

Sincerely,

A&Q Long/Short Strategies Fund LLC

Enclosure